EXHIBIT 99.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

Twelve Months Ended March 31, 2003
(Dollars in Thousands)
(Unaudited)

PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Dividends	$1,320
Effective Income Tax Rate	0.3746
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6254
Pre-Tax Preferred Dividends	$2,111

FIXED CHARGES:
Interest Expense	$44,789
Amortization of Debt Premium, Discount and Expense	724
Interest Component of Rentals	12

Total Fixed Charges	45,525
Pre-tax Preferred Dividends	2,111

Total Fixed Charges and Preferred Stock Dividends	$47,636

EARNINGS:
Net Income	$97,029
Add:
Income Taxes Applicable to Utility Operating Income	57,550
Income Taxes Applicable to Non-Utility Operating Income	4,097
Income Taxes Applicable to Other Income (Expenses)-Net	(3,570)
Total Fixed Charges	45,525

Total Earnings	$200,631

Ratio of Earnings to Fixed Charges	4.2